SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                            GSB FINANCIAL CORPORATION

                                (Name of Issuer)


                          Common Stock, $.01 par value

                         (Title of Class of Securities)


                                    362263105


                                 (CUSIP Number)


 David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20005
                                 (202) 261-3385

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 October 1, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                          Page 1 of 5 Pages

--------- ---------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Josiah T. Austin, S.S.N. ###-##-####
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)/__/
                                                                (b) x

--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY



--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          OO
--------- ---------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                /__/

--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ---------------------------------------------------------------------
----------------------- --------- ---------------------------------------------
      NUMBER OF            7
        SHARES                    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                   161,000
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ---------------------------------------------
                           8
                                  SHARED VOTING POWER

                                  0
                        --------- ---------------------------------------------
                           9
                                  SOLE DISPOSITIVE POWER

                                  161,000
                        --------- ---------------------------------------------
                           10
                                  SHARED DISPOSITIVE POWER

                                  0
----------------------- --------- ---------------------------------------------
------------ ------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             161,000
------------ ------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                             /__/


------------ ------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.16%
------------ ------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             IN
------------ ------------------------------------------------------------------

--------- ---------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          El Coronado Holdings, L.L.C.
--------- ---------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  /__/
                                                                    (b) x

--------- ---------------------------------------------------------------------
   3
          SEC USE ONLY



--------- ---------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          OO and WC
--------- ---------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                      /__/

--------- ---------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Arizona
--------- ---------------------------------------------------------------------
----------------------- --------- ---------------------------------------------
      NUMBER OF            7
        SHARES                    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                   144,000
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ---------------------------------------------
                           8      SHARED VOTING POWER

                                  0
                        --------- ---------------------------------------------
                           9      SOLE DISPOSITIVE POWER

                                  144,000
                        --------- ---------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  0
----------------------- --------- ---------------------------------------------
------------ ------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             144,000
------------ ------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                             /__/


------------ ------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.4%
------------ ------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             HC
------------ ------------------------------------------------------------------

ITEM 1.  Security and Issuer.

         This Statement relates to the shares of common stock, $.01 par value ("Shares"), of GSB Financial Corporation (the "Company"). The address of the Company is 1 S. Church Street, Goshen, NY 10924.

ITEM 2.  Identity and Background.

Further information regarding the identity and background of the Reporting Persons is as follows:

         For Mr. Austin:

         (a)      Josiah T. Austin (hereinafter "Austin")

         (b)      El Coronado Ranch, Star Route Box 395, Pearce, Arizona 85625;

         (c)      Present principal occupation: individual investor; For ECH:

         (a)      El Coronado Holdings, L.L.C. ("ECH");

         (b)      Star Route 395, Pearce, Arizona 85625;

         (c)      Holding Company;

         (d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, the members or controlling persons of any Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The total consideration for all shares of Common Stock acquired to date is $2,214,473.50. The Shares herein reported as being beneficially owned by the Reporting Person were acquired as follows:

         (1) Acting in his personal capacity, Austin purchased 17,000 Shares in his own name from September 1, 1998 to September 15, 1998, in open market transaction for an aggregate consideration of $167,635.50. The primary source of funds for these acquisitions was existing personal funds.

         (2) Austin is the sole Managing Member of El Coronado Holdings, L.L.C. ("ECH"). Acting on behalf of ECH, Austin purchased from September 14, 1998 to October 20, 1998, a total of 144,000 shares in the open market for an aggregate consideration (exclusive of brokers' commissions) of $1,016,708.50. All purchases were made through the brokerage firm Advest under a standard terms and conditions margin agreements. Prior to these reported purchases, Austin purchased from December 1, 1997 to April 23, 1998, a total of 64,500 shares in the open market for an aggregate consideration (exclusive of brokers' commissions) of $1,030,129.50.

         All dollar amounts are in United States dollars.

Item 4.  Purpose of Transactions.

         The acquisitions of Common Stock to which this statement relates have been made for investment. Austin will continuously evaluate the business, financial conditions and prospects of the Company, as well as conditions in the economy and the banking industry in general, with a view toward determining whether to hold, decrease or add to these investments in Common Stock.

Item 5.  Interest in Securities of the Issuer.

         (a) Austin is the beneficial owner of 161,000 shares (7.16%) of the Common Stock (the "Acquired Stock"), in his personal capacity and as Sole Managing Member of ECH.

         (b) Austin has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 161,000 shares of the Acquired Stock.

         (c) No transactions in the Shares have been effected by the Reporting Person during the last 60 days, except the following transactions, each of which was made in a broker's transaction in the open market. Prices do not include brokerage fees.
Reporting                  Sale/                     No. of       Price Per
Person                     Purchase       Date       Shares       Share

Josiah T. Austin, in his   Purchase       9/01/98    15,000       $9-1/2
personal capacity            "            9/14/98     1,500       $12-1/2
                             "            9/15/98       500       $12-3/4


Josiah T. Austin on        Purchase       9/14/98     6,000       $12-1/2
behalf of El Coronado         "           9/17/98     3,000       $12-3/4
Holdings                      "           9/21/98     6,500       $12-5/8
                              "           9/21/98    15,000       $12-5/8
                              "          10/01/98    10,000       $12-3/4
                              "          10/01/98    25,000       $13.000
                              "          10/01/98    10,000       $12-3/4
                              "          10/20/98     4,000       $13.000


         (d) No person other than Austin, has any right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between ECH, the various trusts cited herein, Austin and any person with respect to any securities of the Company.

Item 7.  Materials Filed as Exhibits.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: October 29, 1998                 /s/  Josiah T. Austin
                                        Josiah T. Austin